WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2015
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2015

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, “Western” or the “Company”) is dated March 24, 2016, and provides an analysis of the Company’s results of operations for the year ended December 31, 2015.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Western’s audited consolidated financial statements for the year ended December 31, 2015 and the notes thereto. The Company’s accounting policies are described in note 3 to the audited consolidated financial statements for the year ended December 31, 2015. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange (“TSX”) and the NYSE MKT under the symbol WRN. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2015 (“AIF”), is filed with Canadian regulators on SEDAR at www.sedar.com. This information, along with Western’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), is also available at edgar.sec.gov/edgar.shtml.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Western faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in its AIF and Form 20-F. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets and future operating results, and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp., are focused on advancing the Casino project (“Casino” or “Casino Project”) towards production. The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada. The Company completed a feasibility study on the Casino Project in January 2013 and began the permitting process by submitting the Casino Project Proposal to the Yukon Environmental and Socio-economic Assessment Board in January 2014. Western is currently advancing the Casino Project through the permitting process and continues to progress certain key aspects of the project’s development.

FINANCIAL POSITION

As at December 31, 2015, Western had working capital of $10.0 million, including $10.4 million in cash and short-term investments. To date, the Company has not received any revenue from mining operations and is considered to be in the exploration stage. The Company expects that the current working capital balance will be sufficient to fund anticipated activities for the next few years.

The Company will require significant additional funding to complete the development and construction of the Casino mine. While it has been successful sourcing required funding in the past, there can be no assurance that it will be able to do so in the future.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2015
(Expressed in Canadian dollars, unless otherwise indicated)

CORPORATE DEVELOPMENTS

On February 1, 2016, Mr. Dale Corman was appointed Executive Chairman. Mr. Corman was the Company’s Chief Executive Officer and non-Executive Chairman since 2006. On February 1, 2016, Western also appointed Dr. Paul West-Sells to the role of President and Chief Executive Officer. These changes were part of standard succession planning. Mr. Corman will continue to be actively engaged in the development and oversight of the Company.

CASINO PROJECT

OVERVIEW

On January 7, 2013, the Company released the results of the feasibility study on its Casino Project and subsequently filed the technical report titled “Casino Project, Form 43-101F1 Technical Report Feasibility Study, Yukon, Canada – Revision 1” dated January 25, 2013 (the “Feasibility Study”) on SEDAR on February 12, 2013. The Feasibility Study was prepared for the Company by Conrad Huss, P.E., Thomas Drielick, P.E., Jeff Austin, P.Eng., Gary Giroux, P.Eng., Scott Casselman, P.Geo., Graham Greenaway, P.Eng., Mike Hester, F Aus IMM and Jesse Duke, P.Geo., each a Qualified Person for the purposes of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The full text of the Feasibility Study is available under the Company’s profile on SEDAR.

The Feasibility Study establishes the Casino Project as a robust copper-gold project with positive economics at conservative commodity prices. Globally over the past few years, very few projects of the size of Casino have been engineered to a feasibility study level and maintained attractive economics.

PERMITTING

The YESAB assessment process in the Yukon involves several steps after the submission of the Project Proposal concluding with the issuance of a Decision Document. Once a project receives the Decision Document, the next step is obtaining a Quartz Mining License (“QML”). The QML would allow the Company to begin construction of the mine. The final significant permit following the issue of the QML is the Yukon Water License.

Western submitted the Casino Project Proposal (the “Project Proposal”) to the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) for assessment in January 2014. Throughout 2015, the Company submitted two supplemental information reports to YESAB. At this point, the total application submitted represents over 14,000 pages of information and over three years of engagement with regulatory agencies and Federal, Territorial and First Nation Governments.

On February 18, 2016, the YESAB Executive Committee informed the Company that it is requiring that the Casino Project be reviewed by a panel (the “Panel Review”), the highest level of assessment carried out by YESAB.

Having the Casino Project moved to a Panel Review at this stage removes the uncertainty that the Project will be referred later in the assessment process, potentially saving the Company time and money. The first step in the process is for YESAB to provide Western with a list of required information through the release of the Environmental and Socio-Economic (“ESE”) Guidelines. Western expects to receive the ESE Guidelines in mid-2016.

Western will continue work with Federal, Territorial and First Nation governments, as well as regulatory agencies to advance the project through the Panel Review process in 2016.

Permitting timelines in North America are uncertain. Events outside of the Company’s control may cause delays in permitting and development of the Casino Project. Construction of the Casino Project is also subject to project financing.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2015
(Expressed in Canadian dollars, unless otherwise indicated)

COMMUNITY RELATIONS

On July 6, 2015, the Company announced that it has entered into an initial agreement for co-operation in project assessment and other matters with the Tr’ondëk Hwëch’in First Nation. Western has now signed consultation and cooperation agreements with the three First Nations on whose Traditional Territory the Casino Project is located. These agreements commit the parties to work cooperatively to review, evaluate and discuss the Casino Project, and lay the foundation for establishing future agreements.

EXPENDITURES

Over the last few years, the majority of Western’s activities and expenditures relating to the Casino Project have focused on permitting, engineering, and salary and wages for the employees who manage those functions, as follows:

For the year ended December 31,	2015	2014
	$	$

Claims maintenance	-	3,390
Engineering	518,331	456,759
Permitting	2,506,343	4,136,478
Salary and wages	740,132	793,348
Share-based payments	79,472	121,004

CASINO EXPENDITURES	$3,844,278	$5,510,979

CURRENT ECONOMICS

The Company has calculated how the Casino Project’s returns are affected by changes in revenue from commodity price fluctuations. Based on the analysis below, the Casino Project is expected to provide positive returns in a conservative commodity price environment. All projected economic results below are on an after-tax basis and assume that the project is completely financed using equity.

		Feasibility Study	Current
		Base Case	Prices[1]

Copper Price	US$/lb	3.00	2.25
Gold Price	US$/oz	1,400	1,250
Molybdenum Price	US$/lb	14	5.50
Silver Price	US$/oz	25	15.75
Exchange Rate	C$: 1 US$	0.95	0.77

Net Present Value, After-tax	8%	1,830	1,360
Internal Rate of Return, After-tax	%	20.1	17.8
Payback Period	Years	3.0	3.2

Net Cash Flow (Y1-Y4), After-tax	C$ M/year	682	620
Net Cash Flow (Life of Mine), After-tax	C$ M/year	400	340

Note 1 - The above information is derived from adjusting the Feasibility Study financial model (Table 22-5) for the above noted commodity prices only. There has been no change to mineral resource or mineral reserve estimates or the capital cost contained in the Feasibility Study. The capital cost has not been adjusted for changes in Canadian to US exchange rate.

Despite declines in gold and copper prices since the release of the Feasibility Study, the Casino Project still has robust economics at current levels when adjusting the Feasibility Study financial model for current commodity prices. This analysis indicates an estimated net present value of $1.36 billion (8% discount rate, after-tax) and an after-tax internal rate of return of 17.8%.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2015
(Expressed in Canadian dollars, unless otherwise indicated)

The exchange rate between the Canadian and US dollar has a significant impact on returns. On the revenue side, the continued weakness of the Canadian dollar as compared to the US dollar has offset much of the decrease in US dollar denominated commodity prices. Although the effect of a stronger US dollar on capital and operating costs has not been quantified in the figures above, the impact is expected to be muted by the fact that the majority of these costs are projected to be incurred in Canadian dollars or currencies other than the US dollar.

ROYALTIES AND PRODUCTION PAYMENTS

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived therefrom. Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a rate of 2%) for US$59 million if the amount is paid on or before December 31, 2017.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

SELECTED ANNUAL FINANCIAL INFORMATION

The following annual information has been extracted from the Company’s audited annual consolidated financial statements.

As at and for the year ended	31-Dec-15	31-Dec-14	31-Dec-13
	$	$	$

Loss and comprehensive loss	2,118,027	1,911,974	1,365,516
Loss per share – basic and diluted	0.02	0.02	0.01
Cash, cash equivalents, and short-term investments	10,403,751	16,573,387	23,207,467
Exploration and evaluation assets	36,389,795	32,545,517	27,034,538
Total assets	47,089,862	49,496,903	50,949,704

Items that resulted in significant differences in the annual figures presented above are explained in the following narrative.

Loss and comprehensive loss

For the year ended December 31, 2015 the Company reported a loss and comprehensive loss of $2.1 million. The loss reported in 2015 is comparable to that in 2014. The 2013 figure was lower as a result of a foreign exchange gain of $1.35 million (2015 - $317,000, 2014 - $388,000). The Company has significantly reduced its US dollar exposure since 2013 which has reduced the significance of foreign exchange fluctuations.

Exploration and evaluation assets

During the year ended December 31, 2015, the Company continued to advance the Casino Project. A significant portion of the costs incurred by the Company relate to its on-going permitting and engineering efforts. Costs incurred by the Company are capitalized, thus increasing the carrying value of exploration and evaluation assets.

Cash, cash equivalents, and short-term investments

Cash and cash equivalent balances have steadily declined in each year presented as the Company has continued to incur expenditures to advance its Casino Project and has not raised any capital.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2015
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15
	$	$	$	$
Loss and comprehensive loss	526,742	476,834	671,630	442,821
Loss per share – basic and diluted	0.01	0.01	0.01	-
Cash and short-term investments	10,403,751	11,558,873	13,052,668	14,843,703
Exploration and evaluation assets	36,389,795	35,985,307	34,703,375	33,581,848
Total assets	47,089,862	47,833,972	48,087,550	48,794,357

As at and for the quarter ended	31-Dec-15	30-Sep-14	30-Jun-14	31-Mar-14
	$	$	$	$
Loss and comprehensive loss	481,651	219,637	758,169	452,517
Loss per share – basic and diluted	0.01	-	0.01	-
Cash and short-term investments	16,573,387	18,791,338	20,274,820	21,439,870
Exploration and evaluation assets	32,545,517	30,746,696	29,038,352	27,639,939
Total assets	49,496,903	49,842,328	49,624,152	49,702,630

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company’s corporate and administrative activity have remained relatively consistent over the periods presented above, but foreign exchange gains and losses related to US dollar denominated cash balances have led to significant fluctuations in quarterly losses.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized. As a result, the carrying value of exploration and evaluation assets generally increases from period to period.

Cash, cash equivalents, and short-term investments

For the most part, cash is used to fund ongoing operations that increase the carrying value of the Company’s exploration and evaluation assets. Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments are expected to decrease from one period to the next.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

For the year ended December 31,	2015	2014	2013
	$	$	$

Filing and regulatory fees	181,291	155,522	164,673
Office and administration	259,360	273,507	258,806
Professional fees	240,896	156,688	154,988
Rent and utilities	222,431	222,519	204,500
Share-based payments	209,624	304,109	652,436
Shareholder communication and travel	434,418	499,186	572,635
Wages and benefits	1,050,766	924,778	948,788

CORPORATE EXPENSES	2,598,786	2,536,309	2,956,826

Foreign exchange loss (gain)	(316,988)	(388,045)	(1,352,437)
Interest income	(163,771)	(236,290)	(238,873)

LOSS AND COMPREHENSIVE LOSS	2,118,027	1,911,974	1,365,516

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2015
(Expressed in Canadian dollars, unless otherwise indicated)

Western incurred a loss of $2.1 million ($0.02 per common share) for the year ended December 31, 2015 compared to a loss of $1.9 million ($0.02 per common share) over the same period in 2014.

During the year ended December 31, 2015 professional fees increased by $84,000 compared to the year ended December 31, 2014 largely because the Company engaged consultants to review and assist with corporate strategy in 2015.

Share based payments decreased by $94,000 during the year ended December 31, 2015 compared to the same period in 2014 due to variations in the valuation and to the timing of the associated amortization of previous stock option grants.

During the year ended December 31, 2015, shareholder communication and travel expenses decreased by $65,000 compared to the year ended December 31, 2014 as the Company reduced its shareholder outreach activities in an effort to reduce costs during the recent downturn in the capital markets.

Wages and benefits increased by $126,000 during the year ended December 31, 2015 as a result of staffing adjustments and a number of minor differences in wage-related costs.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2015
(Expressed in Canadian dollars, unless otherwise indicated)

THREE MONTHS ENDED DECEMBER 31, 2015

For the three months ended December 31,	2015	2014
	$	$

Filing and regulatory fees	3,877	4,012
Office and administration	81,028	78,732
Professional fees	26,576	40,748
Rent and utilities	55,608	55,608
Share-based payments	52,328	58,499
Shareholder communication and travel	66,795	123,191
Wages and benefits	291,062	286,760

CORPORATE EXPENSES	577,274	647,550

Foreign exchange loss (gain)	(20,660)	(107,485)
Interest income	(29,872)	(58,414)

LOSS AND COMPREHENSIVE LOSS	526,742	481,651

Western incurred a loss of $527,000 ($0.01 per common share) for the three months ended December 31, 2015 compared to a loss of $482,000 ($0.01 per common share) over the same period in 2014. A decrease in overall corporate activity during the three months ended December 31, 2015 resulted in lower professional fees and shareholder communication expenses.

Foreign exchange gain during the three months ended December 31, 2015 decreased by $87,000 compared to the same period in 2014 because the Company reduced its US dollar holdings over that time.

LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31,	2015	2014	2013
	$	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(1,797,266)	(1,549,511)	(1,104,986)
Financing activities	-	284,349	9,350
Investing activities	(4,844,242)	2,692,521	(26,377,431)

CHANGE IN CASH AND EQUIVALENTS	(6,641,508)	1,427,359	(27,473,067)

Cash and cash equivalents – beginning	7,471,834	6,044,475	33,517,542

CASH AND CASH EQUIVALENTS	830,326	7,471,834	6,044,475

In addition to the $830,000 in cash and cash equivalents, the Company held $9.6 million in short-term investments on December 31, 2015. Cash and short-term investments totaled $10.4 million as at December 31, 2015 compared to $16.6 million as at December 31, 2014. The decrease is mainly a result of the Company’s on-going activities to advance the Casino Project.

Western is an exploration stage enterprise. As at the date of this report, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2015
(Expressed in Canadian dollars, unless otherwise indicated)

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the year ended December 31, 2014 the Company received $284,000 from the exercise of stock options. There was no financing activity during the year ended December 31, 2015.

Investing activities

Investing activities include both mineral property expenditures, and purchases and redemptions of short-term investments. Investments with an original maturity of greater than three months, even if they are cashable without penalty before that time, are considered short-term investments for accounting purposes. Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

During the year ended December 31, 2015, Western purchased $500,000 in short-term investments, and spent $4.3 million on exploration and evaluation expenditures. During year ended December 31, 2014, Western redeemed $8.0 million in short term investments and expended $5.3 million on mineral property activities.

The majority of the mineral property expenditures in both periods relates to engineering and permitting efforts related to the Casino Project. A summary of recent activities relating to the Casino Project is available under the Casino Project section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company had 94,194,936 common shares outstanding. The Company also has 6,217,334 stock options outstanding with exercises prices ranging from $0.50 to $2.84.

CONTRACTUAL OBLIGATIONS

The Company leases office space in Vancouver, British Columbia. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2016	74,000
Thereafter	-

TOTAL	74,000

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2015
(Expressed in Canadian dollars, unless otherwise indicated)

The source of the majority of the Company’s funds is proceeds received from the sale of the NSR Royalty in December 2012. The Company is required to use these proceeds for the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

The Company has no off-balance sheet arrangements, no capital lease agreements and no long term obligations other than those described above, and throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

MANAGEMENT COMPENSATION

The Company’s related parties also include its directors and officers, who are the key management of the Company. The remuneration of directors and officers during the periods presented was follows:

For the year ended December 31,	2015	2014	2013
	$	$	$
Salaries and director fees	871,282	931,388	902,941
Share-based payments	196,372	265,178	564,289

MANAGEMENT COMPENSATION	1,067,654	1,196,566	1,467,230

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items that require estimates as the basis for determining the stated amounts include share-based payments and income and mining taxes. Actual results could differ from those estimates. Differences may be material.

Exploration and evaluation assets

The carrying amount of the Company’s exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company’s assets are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the assets’ recoverable amount is estimated. If the assets’ carrying amount exceeds the recoverable amount then an impairment loss is recognized in the statement of loss.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2015
(Expressed in Canadian dollars, unless otherwise indicated)

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, amendments, and interpretations are effective for annual periods beginning on or after January 1, 2016 and have not been applied in preparing these consolidated financial statements. The Company is in the process of determining the impact that these changes will have on its financial statements.

IFRS 16 – Leases specifies how an issuer will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less, or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019.

IFRS 9 - Financial instruments addresses the classification, measurement and recognition of financial assets and financial liabilities. The IASB has previously issued versions of IFRS 9 that introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). The July 2014 publication of IFRS 9 is the completed version of the Standard, replacing earlier versions of IFRS 9 and superseding the guidance relating to the classification and measurement of financial instruments in IAS 39 - Financial Instruments: Recognition and Measurement.

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2015 and have concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2015.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2015
(Expressed in Canadian dollars, unless otherwise indicated)

Because of its inherent limitations, ICFR may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Chief Executive Officer and the Chief Financial Officer assessed the effectiveness of the Company’s ICFR as at December 31, 2015. In making this assessment, the Company’s management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on its assessment, management has concluded that, as at December 31, 2015, the Company’s internal control over financial reporting was effective.

CHANGES IN INTERNAL CONTROLS

During the year ended December 31, 2015, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity and credit risk from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2015
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This management discussion and analysis (“MD&A”) contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information may also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Such forward-looking statements are set forth, among other places, under the heading “Casino Project” and elsewhere in the MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company’s property; budgets; work programs; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of historical fact.

The material assumptions used to develop the forward-looking statements herein include assumptions that (1) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (2) requisite capital and financing will be available on acceptable terms, (3) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (4) no unforeseen delays, unexpected geological or other effects, equipment failures, or permitting or other delays, and (5) general economic, market or business conditions will not change in a materially adverse manners and as more specifically disclosed throughout this document, and in the AIF and Form 20-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks related to cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s AIF and Form 20-F, and other information released by Western and filed with the applicable regulatory agencies.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the SEC and contained in Industry Guide 7 of the SEC. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources. These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company’s mineral deposits may not be comparable to similar information made public by issuers subject to the SEC’s reporting and disclosure requirements applicable to domestic United States issuers.